STORAGE ALLIANCE

NEWS May 15, 2003

For immediate release

Contact:

Investor/Media Relations

Ken Akerley

Phone: 1-866-364-2500 Ext 222

Fax: (403) 262-0276

Storage Alliance Secures 2nd Round Financing

E-mail: ir@storagealliance.com

www.storagealliance.com

CALGARY, Alberta - Today Storage Alliance Inc. (OTCBB:SGAL) announces that it has closed an equity private placement of US$800,000.

Under the terms of the private placement, Storage Alliance sold an aggregate of US$800,000 in shares and 350,000 share purchase warrants. Both the shares and warrants were issued to a singe institution. Gross proceeds of $400,000 were advanced to the Company at closing and a further $400,000 is due to be advanced to the Company five days after a registration statement to be filed with the Securities and Exchange Commission is declared effective. Both amounts are subject to certain finders and legal fees.

The registration statement will qualify the resale of the shares of the Storage Alliance's common stock issued in the private placement and the shares, which are issuable upon exercise of the warrants. The funding of the second tranche is subject to certain conditions as set out in the Subscription Agreement.

These funds will be used to finance the ongoing operations of our business and the continued rollout of our products and solutions for the energy sector with specific target growth for the US marketplace.

"The ability to secure this financing further demonstrates the confidence of our investors our business model and products," states Jeff Ascah, President, and CEO Storage Alliance.

The shares issued in this private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act of 1933.